Form of Notice and Acceptance of Grant

RE: Grant of Incentive Award

Dear [Participant]:

In view of your service as a key employee of W&T Offshore, Inc. (“W&T”), W&T considers it desirable to grant to you an incentive award designed to motivate your future performance. This letter is intended to constitute notice of the terms and conditions applicable to the grant, and your acknowledgment of and agreement to be bound by the terms and conditions set forth below. Unless we receive an original copy of this letter signed by you on or before [ date ], W&T will deem you to have rejected this grant, and you will have no rights the incentive awarded hereunder.

1. Grant. W&T hereby grants to you                  shares of W&T’s common stock, $.00001 par value per share (the “Shares”). By accepting this grant, you agree to be responsible for paying any withholding that would be required under applicable tax laws. On your W-2 tax form, W&T will ascribe a value of $20.31 per share to the Shares, and you will be required to pay ordinary income tax on the value of the Shares.

2. Restrictions on Transfer. By accepting this grant, you agree that, until the earlier of (i) such time as W&T issues W&T Common Shares to the public pursuant to a registration statement under the Securities Act of 1933, as amended; or (ii) a person or entity unaffiliated with Tracy W. Krohn or his family or estate becomes the owner of a majority of the outstanding W&T Common Shares (the “Restricted Period”), you will not transfer any Shares, except that the Shares may be transferred to W&T pursuant to its right of repurchase provided for hereinbelow, and except that ownership of Shares may be transferred upon your death in accordance with the terms of your will or pursuant to the laws of descent and distribution if the transferee agrees in writing to accept the shares subject to the same restrictions on transfer, voting restrictions and other provisions of this Notice and Acceptance of Grant that the W&T Common Shares held by you will be subject to. You hereby agree not to pledge or otherwise hypothecate the Shares during the Restricted Period. You hereby agree that if, during the Restricted Period, W&T declares a stock distribution or stock dividend payable with respect to the Shares, then any distributed securities shall be subject to the restrictions created hereunder for the remainder of the Restricted Period. You shall, however, be entitled to receive any distributions or dividends paid with respect to the Shares during the Restricted Period. Furthermore, you agree that if W&T issues shares of its common stock in an underwritten public offering, then you will execute a lock-up agreement similar to the lock-up agreements executed by directors and executive officers of W&T in connection with such public offering.

3. No Voting Rights. You hereby agree that, during the Restricted Period, a Voting Agent designated by the Board of Directors of W&T shall have the exclusive right to vote the Shares.

4. W&T’s Right of Repurchase. You hereby agree that if you leave the employ of W&T for any reason prior to December 31, 2006 (a “Termination of Employment”), then W&T shall have the right to repurchase the following number of Shares:

(i)	If the date of Termination of Employment is on or before December 31, 2003, then W&T shall have a repurchase right with respect to 100% of the Shares;

(ii)	If the date of Termination of Employment is between December 31, 2003 and December 31, 2004, then W&T shall have a repurchase right with respect to 75% of the Shares;

(iii)	If the date of Termination of Employment is between December 31, 2004 and December 31, 2005, then W&T shall have a repurchase right with respect to 50% of the Shares; and

(iv)	If the date of Termination of Employment is between December 31, 2005 and December 31, 2006, then W&T shall have a repurchase right with respect to 25% of the Shares.

W&T shall have the right to exercise a repurchase right hereunder within 365 days from the date of the Termination of Employment. The repurchase price shall be equal to the fair market value (as defined in the W&T Long-Term Incentive Compensation Plan) of the Shares to be repurchased on the date of the repurchase. By execution of this grant letter, you are acknowledging and agreeing that the foregoing right of repurchase is reasonable and fair under the circumstances, and is part of the consideration that W&T is receiving in exchange for its grant of this incentive to you.

5. No Right to Employment. Neither this letter nor the grant of an incentive hereunder shall be deemed to confer upon you any right to continue in the employ or service of W&T on a full-time, part-time or any other basis or any right or claim to any benefit, unless such right or claim has specifically accrued under the terms of this grant letter, or to continue your present or any other rate of compensation or interfere, in any manner, with the right of W&T to terminate your employment, whether with or without cause.

6. The W&T Long-Term Incentive Compensation Plan. This incentive is subject to such additional terms and conditions as may be imposed under the terms of the W&T Long-Term Incentive Compensation Plan. By execution of this grant letter, you acknowledge that you have received and read a copy of such plan.

Very truly yours,

W&T OFFSHORE, INC.

BY:
Tracy W. Krohn, Chief Executive Officer

ACKNOWLEDGMENT AND AGREEMENT

By execution of this letter, I agree to the terms of this Notice and Acceptance of Grant, I agree that the restrictions on transfer of the Shares set forth above are fair and reasonable, I agree to the restrictions on voting the Shares set forth above, and I agree that W&T’s right to repurchase the Shares set forth above is fair and reasonable. Furthermore, I agree that the value of the Shares is $20.31 per share, and I understand that I will be required to pay ordinary income tax on the value of the Shares.

[name]

Date: